Dallin G. Drescher – Attorney at Law

1731 N Gregory Dr.

Layton, UT 84041

dallin@drescherlawgroup.com

Admitted in the State of Utah

February 13, 2023

Attorney Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: Nitches, Inc.

Amendment No. 1 to Form 10-12G

Filed January 26, 2023

File No. 000-13851

Dear Mr. King:

In response to your letter dated February 10, 2023, the following information is hereby submitted on behalf of Niches, Inc. (the "Company"). Amendment No. 1 to the Form 10-12G  is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 1 to Form 10-12G

Executive Compensation, page 21

1.Please update your compensation disclosure to reflect the fiscal year ended August 31, 2022.

Response: We have updated the compensation disclosure accordingly.

Item 15. Financial Statements and Exhibits

a) Financial Statements, page 26

2.Please revise to update the financial statements and related disclosures included in your Form 10 pursuant to Article 8-08 of Regulation S-X.

Response: We have revised the financial statements and related disclosures accordingly.

General

3.We note your responses to comments 9 and 10.  Please confirm that you have ceased all activities/initiatives involving NFTs other than in regards to OVS.  Please also explain your ongoing role(s) relating to the POM project and the related POM NFTs, including any fees that you are entitled to in connection with resales.

Response: We have updated the disclosure accordingly.  We confirm that we have ceased all activities/initiatives involving NFTs other than in regards to OVS. We have updated the disclosure to provide in greater detail the gas fees that we are entitled to in connection with resales, although we expect those fees to be minimal.  We have also clarified that our ongoing role relating to the POM project is promotion and sale of the product line in accordance with our brand ambassador agreement.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you need anything further, please contact me at 385-456-7533 or at dallin@drescherlawgroup.com.

Sincerely,

DRESCHER LAW GROUP, PLLC

/s/ Dallin G. Drescher

Dallin G. Drescher

Counsel for Nitches, Inc.